

September 7, 2021

Sytse Sijbrandij
Chief Executive Officer
Gitlab Inc.
268 Bush Street #350
San Francisco, CA 94104

> **Re: GitLab Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed August 20, 2021**
> **CIK No. 0001653482**

Dear Mr. Sijbrandij:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 13, 2021.

Amendment No. 1 to Draft Registration Statement

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 74

1. We note your response to prior comment 7. Since your calculation of ARR and Dollar-Base Net Retention Rate includes self-managed license revenue, which is recognized upfront, rather than over time, it appears that these metrics are calculated based upon annualized contract value and not actual GAAP revenue. If true, please revise your disclosure to more fully describe the difference between how ARR is calculated compared to how revenue is calculated in accordance with GAAP (particularly for self-managed licenses). Alternatively, consider renaming this measure to more appropriately reflect

what it represents.

Consolidated Financial Statements

17. Subsequent Events, page F-32

2.   We note in your response to comment 14 that in the March 2021 and June 2021 valuations, you assigned a 25% weighting to the IPO scenario, a 15% weighting to the secondary transactions, and a 60% weighting to the going concern scenario. We also note from your December 2020 pre-filing correspondence that you were planning your IPO at that time and anticipated filing your initial confidential submission during the 2021 calendar year. In light of that correspondence, your May 2021 discussions with underwriters and the initial filing date of your DRS, please explain how you determined that it was reasonable to apply only a 25% weighting to the IPO scenario. Please also tell us how you considered the likelihood of an IPO in your valuation of Mr. Sijbrandij's RSUs using the Monte Carlo valuation model.

General

3.   We note your response to prior comment 15. Please expand the footnote on the cover page to state that stockholder communications can also be delivered to the company's agent for service of process.

     You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551- 3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Ryan Mitteness, Esq.